UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Intersections Inc.

(Name of Subject Company)

Intersections Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

460981301

(CUSIP Number of Class of Securities)

Duane L. Berlin

Chief Legal Officer, General Counsel

3901 Stonecroft Boulevard

Chantilly, Virginia 20151

(703) 488-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Persons Filing Statement)

With a copy to:

Todd E. Lenson, Esq.

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 10033

(212) 715-9100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as previously amended and as may be further amended or supplemented from time to time, the “Schedule 14D-9”) filed by Intersections Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on November 29, 2018, relating to the offer by WC SACD One Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of WC SACD One Parent, Inc., a Delaware corporation (“Parent”, and together with the Purchaser, collectively, the “Purchaser Group”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, at $3.68 per Share, in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2018 (as amended and as may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO of the Purchaser Group and certain other filing persons filed with the Commission on November 29, 2018, as amended or supplemented from time to time.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION.

“ITEM 8. ADDITIONAL INFORMATION” of the Schedule 14D-9 is hereby amended and supplemented by adding a new subpart “(p) Conversion of the Notes; Rollover Shares; Completion of the Merger” as follows:

“Conversion of the Notes; Rollover Shares; Completion of the Merger. On January 11, 2019, immediately prior to the Effective Time of the Merger, the Notes automatically converted in accordance with their terms into an aggregate of 15,005,435 shares of Common Stock, of which (a) 13,240,089 were issued to Parent, (b) 1,324,009 were issued to LHC and (c) 441,337 were issued to Mr. McGough. In addition, the transactions contemplated by the Rollover Agreements were consummated in accordance with their terms, with the Rollover Shares consisting of (i) 8,803,640 shares held by LHC, (ii) 1,500,000 shares beneficially owned by Mr. Stanfield (including 577,846 shares held by SFI LLC), and (iii) 800,000 shares held by Mr. McGough.

On January 11, 2019 and in accordance with the Merger Agreement, Purchaser merged with and into the Company, and the Company became an indirect wholly-owned subsidiary of Parent. The Merger was effected pursuant to Section 251(h) of the DGCL pursuant to which no stockholder vote was required to consummate the Merger. At the Effective Time, all remaining Shares not tendered into the Offer, other than shares held by stockholders who have perfected their appraisal rights under Delaware law, shares held in the treasury of the Company or owned, directly or indirectly, by Parent or Purchaser immediately prior to the Effective Time (including the Rollover Shares), were automatically converted into the right to receive $3.68 in cash (without interest and subject to deduction for any applicable withholding tax), which is the same price that was paid in the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERSECTIONS INC.

By:	/s/ Ronald L. Barden
	Name:	Ronald L. Barden
	Title:	Chief Financial Officer

January 11, 2019